UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 MENTORTECH INC.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    587266107
                                    ---------
                                 (CUSIP Number)

                            Steven J. Glusband, Esq.
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 587266107

1        NAME OF REPORTING PERSON: MASHOV COMPUTERS LTD.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]
                                                                   (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

    NUMBER OF      7    SOLE VOTING POWER: 1,937,237 shares of Common Stock
     SHARES
  BENEFICIALLY     8    SHARED VOTING POWER:  -0-
    OWNED BY
      EACH         9    SOLE DISPOSITIVE POWER: 1,937,237 shares of Common Stock
    REPORTING
   PERSON WITH     10   SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 1,937,237 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1% of the outstanding equity securities

14       TYPE OF REPORTING PERSON:  CO

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Mentortech Inc. ("Mentortech" or the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 462 Seventh Avenue, New York, New York 10018.

Item 2. Identity and Background.

     This Statement is filed by Mashov Computers Ltd. ("Mashov Computers"), a corporation formed under the laws of the State of Israel. Mashov Computers is an operating company holding interests in Mentortech and other Israeli technology corporations. The common shares of Mashov Computers are publicly traded on the Tel-Aviv Stock Exchange. The principal business address and principal office of Mashov Computers is 5 HaPlada Street, Or-Yehuda, Israel 60218. The following is information concerning each executive officer or director of Mashov Computers:

1.   Name:             Roy Machnes
     Position with Mashov Computers:             Director
     Present Principal Occupation:
                Chief Executive Officer and Director, Mentortech
                Chairman and Director, Mashov Computers Marketing Ltd. ("Mashov Marketing"), 5 HaPlada Street, Or-Yehuda, Israel 60218

     Address:   Mentortech Inc.
                462 Seventh Avenue
                New York, New York 10018



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




     Citizenship:      Israeli


2.   Name:             Danny Goldstein

     Position with Mashov Computers:     Director

     Present Principal Occupation:       Chairman and CEO,
                                         Formula Systems (1985) Ltd.
                                         39 Hagalim Boulevard
                                         Herzeliya, Israel 46766
                                         Director, Mashov Marketing

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


3.   Name:             David Assia

     Position with Mashov Computers:             Chairman and Director

     Present Principal Occupation:
                       Executive Chairman,
                       Magic Software Enterprises Ltd. ("Magic Software"), 5 HaPlada Street, Or-Yehuda, Israel 60218
                       Director, Mashov Marketing
                       Director, Mentortech

     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


4.   Name:             Jack Dunietz

     Position with Mashov Computers:        Chief Executive Officer and Director

     Present Principal Occupation:
                       Director, Mashov Marketing
                       Chief Executive Officer and Director, Magic Software Director, Mentortech



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



     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


5.   Name:             Yoram Alster

     Position with Mashov Computers:             Director

     Present Principal Occupation:               Consultant


     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


6.   Name:             Amir Geva

     Position with Mashov Computers:             Director

     Present Principal Occupation:               Consultant


     Address:          5 HaPlada Street
                       Or-Yehuda, Israel 60218

     Citizenship:      Israeli


     During the past five years, neither Mashov Computers nor (to the best knowledge of Mashov Computers) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable. The shares of Common Stock which are the subject of this Statement will be acquired by way of a dividend.

Item 4. Purpose of Transaction.

     Prior to November 30, 1998, Mashov Marketing, a corporation formed under the laws of the State of Israel and whose common shares are publicly traded on the Tel-Aviv Stock Exchange, owned 2,214,567 shares of Common Stock which represents approximately 61.89% of the outstanding equity securities of the Issuer. As of November 30, 1998, Mashov Computers owned approximately 81% of the outstanding voting securities of Mashov Marketing. The parent corporation of Mashov Computers, Formula Systems (1985) Ltd., an Israeli corporation whose shares are publicly traded in the United States, is the owner of 41.93% of the outstanding shares of Mashov Computers.

     Mashov Marketing will distribute all of its shares of Common Stock to its public shareholders by way of a dividend. The distribution of Common Stock was approved at a shareholder meeting of Mashov Marketing on November 15, 1998 and by the Tel Aviv District Court on November 18, 1998. The record date for such distribution was November 30, 1998 and the distribution is payable on December 14, 1998. As a result of such distribution, Mashov Computers will acquire 1,937,237 shares of Common Stock of the Issuer on December 14, 1998.

     Mashov Computers intends to purchase additional shares of the Issuer in a contemplated private transaction in order to provide the Issuer with additional working capital. The number of shares to be purchased is currently being negotiated. Apart from the foregoing, neither Mashov Computers nor any person named in Item 2 of this Statement (in his or her capacity as a director or officer of Mashov Computers) has any plan or proposal which relates to or would result in: (a) the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing. However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Roy Machnes, Jack Dunietz and David Assia, in their capacities as directors and executive officers of the Issuer.





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



Item 5. Interest in Securities of the Issuer.

     (a) and (b) Following the distribution referenced in Item 4 of this Statement, Mashov Computers will be the beneficial owner of 1,937,237 shares of Common Stock which represents approximately 54.1% of the outstanding equity securities of the Issuer. Mashov Computers will have the power to vote and dispose of such shares of Common Stock and will not share power to vote or dispose of any its interests in the Issuer.

     To the best knowledge of Mashov Computers, none of its directors or officers is the beneficial owner of any interest in the Issuer except that Roy Machnes is the owner of 875 shares of Common Stock and is the holder of incentive stock options (the "Stock Options") granted in connection with his employment. Such Stock Options vest according to the following schedule:

Date on Which                 Number of Options
Options Vest:                 Vesting on Such Date:            Exercise Price:
------------                  --------------------             --------------
August 1, 1997:                      13,541                       $4.67
August 1, 1998:                      13,541                       $4.67
November 12, 1998                    15,000                       $5.25
August 1, 1999:                      13,541                       $4.67
May 12, 1999                         15,000                       $5.25
May 12, 2000                         15,000                       $5.25

     The exercise prices of the Stock Options were determined on the date of grant based on the fair market value of the Common Stock. The Options are exercisable for a period of five years from the date on which such options vest, or until 3 months after the date of any termination of employment, whichever is earlier.



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     (c) Neither Mashov Computers, nor, to the best of its knowledge, any of its directors and executive officers listed in Item 2 of this Statement, has effected any transactions in the Common Stock of the Issuer since October 14, 1998.

     (d) Reference is made to Items 5 (a), (b) and (c) of this Statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Items 5 (a) and (b) of this Statement.

Item 7. Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 14, 1998                     MASHOV COMPUTERS LTD.



                                            By:/s/Jack Dunietz
                                            ------------------
                                            Chief Executive Officer



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